UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.  )*

William Lyon Homes

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

552074106

(CUSIP Number)

Leonard Chazen, Esq.

Covington & Burling

1330 Avenue of the Americas

New York, New York 10019

(212) 841-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communication)

May 25, 2006

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [  ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 552074106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Polygon Global Opportunities Master Fund

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Cayman Islands, British West Indies

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 865,200

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 865,200

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 865,200

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.9%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 552074106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Polygon Investments Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Cayman Islands, British West Indies

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 865,200

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 865,200

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 865,200

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.9%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 552074106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Polygon Investment Management Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 865,200

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 865,200

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 865,200

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.9%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 552074106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Polygon Investment Partners LLP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 865,200

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 865,200

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 865,200

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.9%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 552074106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Polygon Investment Partners LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 865,200

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 865,200

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 865,200

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.9%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 552074106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Polygon Investment Partners GP, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 865,200

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 865,200

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 865,200

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.9%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 552074106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Reade E. Griffith

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 865,200

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 865,200

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 865,200

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.9%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 552074106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Alexander E. Jackson

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 865,200

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 865,200

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 865,200

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.9%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 552074106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Patrick G. G. Dear

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 865,200

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 865,200

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 865,200

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.9%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer.

This Schedule 13D is filed with respect to 865,200 shares (the “Shares”) of Common Stock, par value $.01 per share (the “Common Stock”), of William Lyon Homes, a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 4490 Von Karman Avenue, Newport Beach, CA  92660.

Item 2.	Identity and Background.

This Schedule 13D is filed on behalf of Polygon Global Opportunities Master Fund, Polygon Investments Ltd., Polygon Investment Management Limited, Polygon Investment Partners LLP, Polygon Investment Partners LP, Polygon Investment Partners GP, LLC, Mr. Reade E. Griffith, Mr. Alexander E. Jackson and Mr. Patrick G. G. Dear. Set forth below is the name, address of the principal business and principal office and the state or other place of organization of each of the Reporting Persons that is a corporation, partnership, syndicate and other group, and the name, business address and citizenship of each of the Reporting Persons that is a natural person. The foregoing persons are hereinafter sometimes referred to individually as a “Reporting Person” and collectively as the “Reporting Persons”.

Item 2(a).	Name of Person Filing
Item 2(b).	Address of Principal Business Office or Business Address
Item 2(c).	Citizenship or Place of Organization

Polygon Global Opportunities Master Fund (the “Master Fund”)
c/o Polygon Investment Partners LLP
10 Duke of York Square
London SW3 4LY
United Kingdom
Place of Organization: Cayman Islands, British West Indies

Polygon Investment Management Limited (“PIML”)
c/o Polygon Investment Partners LLP
10 Duke of York Square
London SW3 4LY
United Kingdom
Place of Organization: United Kingdom

Polygon Investments Ltd. (the “Investment Manager”)
c/o Polygon Investment Partners LLP
10 Duke of York Square
London SW3 4LY
United Kingdom
Place of Organization: Cayman Islands, British West Indies

Polygon Investment Partners LLP (the “UK Investment Manager”)
10 Duke of York Square
London SW3 4LY
United Kingdom
Place of Organization: United Kingdom

Polygon Investment Partners LP (the “US Investment Manager”)
598 Madison Avenue
14th Floor
New York, New York 10022
Place of Organization: Delaware

Polygon Investment Partners GP, LLC (the “General Partner”)
c/o Polygon Investment Partners LP
598 Madison Avenue
14th Floor
New York, New York 10022
Place of Organization: Delaware

Reade E. Griffith (“Mr. Griffith”)
c/o Polygon Investment Partners LLP
10 Duke of York Square
London SW3 4LY
United Kingdom
Citizenship: United States

Alexander E. Jackson (“Mr. Jackson”)
c/o Polygon Investment Partners LP
598 Madison Avenue
14th Floor
New York, New York 10022
Citizenship: United States

Patrick G. G. Dear (“Mr. Dear”)
c/o Polygon Investment Partners LLP
10 Duke of York Square
London SW3 4LY
United Kingdom
Citizenship: United Kingdom

Item 2(c)

The principal business of the Master Fund is making investments utilizing various strategies. The principal business of PIML is that of corporate member of the UK Investment Manager. The principal business of the Investment Manager, the UK Investment Manager and the US Investment Manager (collectively, the “Investment Managers”) is that of investment manager. The principal business of the General Partner is that of general partner of the US Investment Manager. The principal occupation of each of Messrs. Griffith, Jackson and Dear is that of principal of the Investment Managers.

Item 2(d)	None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Item 2(e)

None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds and Other Consideration.

The aggregate purchase price for the shares of Common Stock acquired on May 25, 2006 by the Master Fund was $56,533,460.00*. These shares of Common Stock were acquired with investment funds of the Master Fund. None of the Reporting Persons other than the Master Fund directly own any of the Shares.

Item 4.	Purpose of the Transaction

The Shares were acquired for investment purposes and potentially to prevent an entity controlled by General William Lyon from acquiring sufficient shares to effect a short-form merger with the Issuer under the Delaware General Corporation Law (the “DGCL”).

On May 18, 2006, General Lyon issued a press release announcing the completion of the tender offer to purchase all of the shares of Common Stock not already owned by him (the “Tender Offer”).  This press release stated that General Lyon believed that the shares of Common Stock tendered in the offer, together with the shares of Common Stock already owned by him and certain of his affiliates, represented over 90% of the outstanding shares of Common Stock, which would be sufficient to enable an entity controlled by General Lyon to effect the short-form merger.

On May 25, 2006, General Lyon issued another press release stating that a portion of the shares of Common Stock tendered in the offer had been tendered through guaranteed delivery procedures and that certain stockholders and eligible guarantor institutions had required additional time to satisfy their delivery obligations.  If the short-form merger were consummated, stockholders of the Issuer, other than General Lyon and certain of his affiliates, would receive merger consideration of $109.00 net per share in cash, the same consideration offered in the Tender Offer.  The Reporting Persons believe that the consideration offered by General Lyon in the Tender Offer did not provide stockholders with full and fair value for their shares of Common Stock.

The Reporting Persons believe that General Lyon may not hold sufficient shares of Common Stock to consummate a short-form merger in accordance with the provisions of the DGCL.

The Reporting Persons may take appropriate actions to prevent the consummation of the short-form merger, including, without limitation, pursuing all legal remedies available to them to prevent consummation of the short-form merger or to obtain information regarding the number of shares of Common Stock held by General Lyon.  The Reporting Persons may also determine to exercise their appraisal rights under the DGCL if the short-form merger is consummated.

The Reporting Persons reserve the right to pursue all actions to protect their investment and to maximize the value of the Shares, including, without limitation, acquiring additional shares of Common Stock at any time, in the open market, in private transaction or otherwise, or disposing of shares of Common Stock at any time, in the open market, in private transactions or otherwise.

Item 5.	Interest in Securities of the Issuer.

Item 5(a)

As of the date hereof, each Reporting Person may be deemed a beneficial owner of the Shares. The Shares represent approximately 9.9% of the Issuer’s Common Stock, based upon a total of 8,702,067 shares of Common Stock (i) reported as issued and outstanding as of May 1, 2006 in the Issuer’s most recently filed Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 5, 2006, and (ii) reflected in the Statement of Beneficial Ownership on Form 4 with respect to Mr. Wade H. Cable, filed with the Securities and Exchange Commission on May 17, 2006.

All of the Shares are directly held by the Master Fund. The Investment Managers, PIML and the General Partner have voting and depository control over securities owned by the Master Fund. Messrs. Griffith, Jackson and Dear control the Investment Managers, PIML and the General Partner.

Item 5(b)	Each of the Reporting Persons has shared power to vote or direct the vote and shared power to dispose or direct the disposition of all of the Shares.

Item 5(c)

The following table describes any transactions in the shares of Common Stock that were effected during the past 60 days by the Reporting Persons. All transactions were effected on behalf of the Master Fund.

				Average Price per Share
Trade Date	Buy/Sell	No. of Shares		(including commissions)
5/25/2006	*Buy	200,000		131.05
5/25/2006	*Buy	45,200	**	131.05
5/25/2006	*Buy	200,000		122.00

*

These purchases were made for cash from sellers which were counterparties to cash-settled equity-based swap agreements with the Master Fund.  The swap agreements were terminated concurrently with the relevant purchases.  The purchases were made and the terminated swap agreements were settled based on the closing price of the shares of Common Stock on the New York Stock Exchange on the trading day prior to the relevant purchase.

**

This transaction was required to settle on May 31, 2006.  As of the date of this filing, the counter party had not delivered certain of the shares of Common Stock included in this transaction.  The Reporting Persons are seeking to obtain delivery of these shares of Common Stock.

Item 5(d)	Not applicable.

Item 5(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7.	Materials to be Filed as Exhibits

Exhibit 1: Joint Filing Agreement, dated as of June 5, 2006, by and among Polygon Global Opportunities Master Fund, Polygon Investment Management Limited, Polygon Investments Ltd., Polygon Investment Partners LLP, Polygon Investment Partners LP, Polygon Investment Partners GP, LLC, Reade E. Griffith, Alexander E. Jackson and Patrick G. G. Dear.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: June 5, 2006	POLYGON GLOBAL OPPORTUNITIES MASTER FUND

By Polygon Investment Partners LLP, its investment manager

	By	/s/ Patrick G. G. Dear
Name: Patrick G. G. Dear
Title: Principal

Date: June 5, 2006	POLYGON INVESTMENT MANAGEMENT LIMITED

	By	/s/ Patrick G. G. Dear
Name: Patrick G. G. Dear
Title: Principal

Date: June 5, 2006	POLYGON INVESTMENTS LTD.

	By	/s/ Patrick G. G. Dear
Name: Patrick G. G. Dear
Title: Principal

Date: June 5, 2006	POLYGON INVESTMENT PARTNERS LLP

	By	/s/ Patrick G. G. Dear
Name: Patrick G. G. Dear
Title: Principal

Date: June 5, 2006	POLYGON INVESTMENT PARTNERS LP

	By	/s/ Patrick G. G. Dear
Name: Patrick G. G. Dear
Title: Principal

Date: June 5, 2006	POLYGON INVESTMENT PARTNERS GP, LLC

	By	/s/ Patrick G. G. Dear
Name: Patrick G. G. Dear
Title: Principal

Date: June 5, 2006		/s/ Reade E. Griffith
Reade E. Griffith

Date: June 5, 2006		/s/ Alexander E. Jackson
Alexander E. Jackson

Date: June 5, 2006		/s/ Patrick G. G. Dear
Patrick G. G. Dear

Exhibit Index

Exhibit 1  Joint Filing Agreement